FORM 6–K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001–09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491–459–3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F:

Form 20–F	X	Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Takeover Offer to acquire the total share capital of the UK company, O2 plc.	31

Telefónica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Today, 31st October 2005, in accordance with Rule 2.5 of the U.K.´s City Code on Takeovers and Mergers, TELEFÓNICA, S.A.. has announced, through their financial advisors Goldman Sachs International and Citigroup, the launching of an Irrevocable Takeover Offer to acquire the total share capital of the UK company, O2 plc.

This Announcement contains the principal terms and conditions of this Offer agreed unanimously by the Board of Directors of TELEFÓNICA, S.A.. and O2 plc.

The Offer, addressed to all the shareholders of the aforementioned company, is structured as a purchase of shares in cash, valuing each O2 plc share at 200 p and, consequently, being the entire value of the transaction of approximately £17.710 millions.

The Board of Directors of O2 plc will be unanimously recommending its shareholders to accept the Offer announced by TELEFÓNICA, S.A.

This Irrevocable Offer is conditional, amongst other things, upon receiving the required regulatory clearances; and upon receiving a number of acceptances in respect of not less than 90 per cent of O2 plc share capital to which the Offer relates, notwithstanding TELEFÓNICA, S.A. may waive this condition as long as the number of acceptances received represent more than 50 percent of the voting share capital of O2 plc.

The aforementioned Announcement is included as annex to this Significant Event.

Madrid, October 31st, 2005

Annex

FOR IMMEDIATE RELEASE

31 October 2005

Not for release, publication or distribution in whole or in part in or into the United States, Canada, Australia or Japan

RECOMMENDED CASH OFFER

BY GOLDMAN SACHS INTERNATIONAL AND CITIGROUP

ON BEHALF OF TELEFÓNICA

(OR A WHOLLY–OWNED SUBSIDIARY OF TELEFÓNICA)

FOR O2

The Boards of Directors of Telefónica and O2 are pleased to announce today that agreement has been reached on the terms of a recommended cash offer to be made by Goldman Sachs International and Citigroup, on behalf of Telefónica, or a wholly–owned subsidiary of Telefónica, to acquire the entire issued and to be issued share capital of O2. The Offer will be at 200 pence in cash for each O2 Share which values O2 at approximately £17.7 billion.

Highlights:

  The combination with O2 is a logical step for Telefónica in pursuing its strategic goal of providing its shareholders with both growth and cash returns. Telefónica believes that the combination with O2 will:

    accelerate Telefónica´s superior growth profile relative to its peers provide enhanced scale by entering two of Europe´s largest markets, Germany and the UK, with critical mass balance Telefónica´s portfolio across businesses and regions generate an estimated run–rate of EUR 293 million (£199 million) of quantified annual operating cost and capital expenditure synergies by 2008 be immediately accretive to earnings per share, cash earnings per share and free cash flow per share1 enable Telefónica to preserve its stated shareholder remuneration policy based on dividends and share buy backs

  1 This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Telefónica's future earnings per share will necessarily match or exceed the historical published earnings per share of Telefónica or O2.

  The Offer of 200 pence per O2 Share represents a premium of approximately 22 per cent. over the middle market price of an O2 Share of 164.25 pence at the close of business on 28 October 2005, being the last dealing day before this announcement.

  O2 Shareholders will be entitled to receive an interim dividend for the six months ended 30 September 2005 of 1.54 pence per O2 Share, which is expected to be paid on 2 December 2005 to the registered holders of O2 Shares at the close of business on 11 November 2005.

  O2 will retain its existing brand and will continue to be based in the UK. O2´s operating business will be led by the current management and Sir David Arculus and Peter Erskine will join the Board of Directors of Telefónica.

  The Directors of O2, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Directors of O2, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the Directors of O2. Accordingly, the Directors of O2 unanimously intend to recommend holders of O2 Shares to accept the Offer as they have irrevocably undertaken so to do in respect of their own aggregate beneficial shareholdings. Merrill Lynch is deemed to be a connected party to Telefónica. As a result, only JPMorgan Cazenove is acting as the independent financial adviser to O2 for the purposes of providing independent advice to the Board of O2 on the Offer under Rule 3 of the City Code.

  Telefónica has received irrevocable undertakings to accept the Offer from the Directors of O2 in respect of 2,820,573 O2 Shares in aggregate, representing approximately 0.032 per cent. of O2´s issued share capital. These undertakings will remain binding in the event of a higher competing offer.

  A Loan Note Alternative of up to £1 billion will, subject to certain conditions, be made available.

  The acquisition will be implemented by way of the Offer unless Telefónica elects to implement it by way of a Scheme of Arrangement.

The Offer is conditional, amongst other things, upon receiving the required regulatory clearances. Telefónica expects the Offer to complete in January 2006. Further information on the terms and conditions to which the Offer will be subject are set out in Appendix I and will be set out in the Offer Documentation, which Telefónica expects to despatch to O2 Shareholders in November.

The Chairman of Telefónica, Mr. César Alierta said:

"O2 is an excellent company that, driven by a top class management team, has been able to become one of the highest growth mobile operators in Europe. Its integration in the Telefónica group will enhance our growth profile, it will allow us to gain economies of scale, it will open the group to the two largest European markets with sizeable critical mass and it will balance our exposure across business and regions. This transaction will be accretive from year one, it will allow us to preserve our shareholder remuneration policy and, in short, it will reinforce Telefónica´s strategic goal of offering the best combination of growth and cash returns to our shareholders."

Commenting on the Offer, Sir David Arculus, Chairman of O2, said:

"This Offer from Telefónica, which reflects the value created since demerger and the potential of the O2 Group going forward, is an excellent opportunity for O2 Shareholders to realise significant value in cash now. The combination of O2 and Telefónica will be a powerful force in international communications. Our successful brand will be retained and extended bringing benefits to both customers and employees as part of an enlarged, strengthened group."

Commenting on the Offer, Peter Erskine, the Chief Executive of O2, said:

"Since the emergence of O2 as a listed company in 2001, it has enjoyed considerable operational success and, in the process, delivered real value to shareholders. This transaction brings together two companies which are growing strongly with highly complementary geographical activities."

Goldman Sachs International and Citigroup are acting as financial advisers and corporate brokers to Telefónica. JPMorgan Cazenove and Merrill Lynch are acting as financial advisers and corporate brokers to O2.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement. Appendix 2 of this announcement contains definitions of certain terms used in this summary and the following announcement. Appendix 3 of this announcement contains the sources and bases of certain information used in this summary and in the following announcement.

There will be a call with analysts at 10a.m. London time (11a.m. Madrid time) today (Monday 31 October 2005).

Dial in	+34 9 178 896 39 +44 (0)20 7154 2688
Replay Number	UK: +44 (0)20 8515 2499	PIN: 685099#
Webcast	http://www.Telefónica.es/investors

Enquiries:

Telefónica	Tel: +34 91 584 4700
Investor Relations Office	Fax: +34 91 531 9975

Citigroup Global Markets Limited	Tel: +44 (0)20 7986 4000
Mark Simonian
William Kennish
Matthew Smith

Goldman Sachs International – Madrid	Tel: +34 91 700 6000
David Jimenez–Blanco
Juande Gomez–Villalba

Goldman Sachs International – London	Tel: +44 (0)20 7774 1000
Luca Ferrari
Nick Reid
Phil Raper (Corporate Broking)

Hudson Sandler	Tel: +44 (0)20 7796 4133
Andrew Hayes	Fax: +44 (0)20 7796 3480
Sandrine Gallien

O2
Richard Poston, Director Corporate Affairs	Tel: +44 (0)1752 628 039
David Nicholas	Tel: +44 (0)7715 759176
David Boyd	Tel: +44 (0)1753 628 230
John Crosse	Tel: +44 (0)1753 628 198

JPMorgan Cazenove	Tel: +44 (0)20 7588 2828
Charles Harman
Edward Banks
David Harvey–Evers

Merrill Lynch	Tel: +44 (0)20 7628 1000
Philip Yates
Richard Taylor
Mark Astaire (Corporate Broking)

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Telefónica and no one else in connection with the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Telefónica for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Telefónica and no one else in connection with the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Telefónica for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for O2 and no one else in connection with the matters described in this announcement and is not advising any other person and will not be responsible to any person other than O2 for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the matters described in this announcement.

Merrill Lynch is acting exclusively for O2 and no one else in connection with the matters described in this announcement and is not advising any other person and will not be responsible to any person other than O2 for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of any securities exchange of, the United States, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, neither this announcement nor the Offer Documentation is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. All O2 Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Offer Documentation to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

The Offer will be capable of acceptance only by persons outside the United States. Offering materials with respect to this Offer will not be, and may not be, distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States. Any tenders received from persons resident in the United States or with United States mailing addresses will be rejected.

The Loan Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or under the securities laws of any state of the United States and are not and will not be registered under the securities laws of any other country. Therefore, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in the United States. O2 Shareholders in the United States, Canada, Australia or Japan or any other overseas jurisdiction in respect of which the issue of Loan Notes to them would be unlawful will not be entitled to elect to receive Loan Notes.

Any person who, acting alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of O2, owns or controls or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of O2 is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the offer period to the date on which the Offer becomes or is declared unconditional in all respects or lapses or is otherwise withdrawn (or, if implemented by way of the Scheme of Arrangement, to the date of the relevant Court Meeting or the date on which the Scheme of Arrangement is withdrawn). Dealings by Telefónica or O2 or by their respective ’associates’ (as defined in the City Code) in any class of securities of O2 until the end of such offer period must also be disclosed. If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel´s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013. The above provisions reflect the disclosure requirements as at the date of this announcement. Revised disclosure requirements will apply with effect from 7 November 2005 which will require the public disclosure of dealing by persons interested in one per cent. or more of any class of relevant securities in O2. If in any doubt about the effect of the changes, you should visit the Panel´s website for further details of the revised disclosure requirements.

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to Telefónica. The forward–looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward–looking nature of discussions of strategy, plans or intentions.

Such forward–looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

FOR IMMEDIATE RELEASE

31 October 2005

Not for release, publication or distribution in whole or in part in or into the United States, Canada, Australia or Japan

RECOMMENDED CASH OFFER

BY GOLDMAN SACHS INTERNATIONAL AND CITIGROUP

ON BEHALF OF TELEFÓNICA

(OR A WHOLLY–OWNED SUBSIDIARY OF TELEFÓNICA)

FOR O2

1. Introduction

The Boards of Directors of Telefónica and O2 are pleased to announce today that agreement has been reached on the terms of a recommended cash offer to be made by Goldman Sachs International and Citigroup, on behalf of Telefónica, or a wholly–owned subsidiary of Telefónica, to acquire the entire issued and to be issued share capital of O2. The Offer values each O2 Share at 200 pence and the entire issued and to be issued share capital of O2 at approximately £17.7 billion.

The Offer, which is subject to the conditions and further terms set out below (and in Appendix 1) and to be set out in the formal Offer Documentation when issued, will be made on the following basis:

for each O2 Share 200 pence in cash

The Offer represents a premium of approximately 22 per cent. over the middle market price of an O2 Share of 164.25 pence at the close of business on 28 October 2005, being the last dealing day before this announcement.

O2 Shareholders will be entitled to receive an interim dividend for the six months ended 30 September 2005, which will be 1.54 pence per O2 Share.

2. The Loan Note Alternative

As an alternative to all or some of the cash consideration of 200 pence per O2 Share, holders of O2 Shares (other than certain Overseas Shareholders) who validly accept the Offer may elect to receive Loan Notes on the following basis:

for every £1 of cash consideration £1 nominal of Loan Notes

The Loan Notes will be issued credited as fully paid in amounts and integral multiples of £1 nominal and any fractional entitlements will be disregarded. The Loan Notes will be issued by or guaranteed by Telefónica and will bear interest, payable in arrears in half–yearly instalments on 30 June and 31 December each year, at a rate of 0.5 per cent. below six month sterling LIBOR as determined on the first business day of each interest period. The first payment of interest will be on 30 June 2006. The Loan Notes will not be transferable.

No application will be made for the Loan Notes to be listed or dealt in on any stock exchange. The Loan Notes will not be available to O2 Shareholders in the United States, Canada, Australia or Japan or in certain other jurisdictions including those in respect of which the issue of Loan Notes would be unlawful.

The Loan Notes will be redeemable, at the option of their holders, on any interest payment date between 31 December 2006 and 31 December 2010. On 31 December 2010, all outstanding Loan Notes will be redeemed. The offeror will have the right to redeem all (but not some only) of the Loan Notes if, at any time on or after 30 June 2008, the total nominal amount of Loan Notes outstanding is less than either £50 million or 10 per cent. of the originally issued nominal value.

The issue of Loan Notes will be subject to a maximum nominal amount of £1 billion. In the event that elections by O2 Shareholders for the Loan Notes exceed this nominal value, O2 Shareholders will receive their election reduced pro rata so that the total issued Loan Notes do not exceed a nominal value of £1 billion.

If valid elections for the Loan Note Alternative will not result in the issue of at least £75 million nominal of Loan Notes, no Loan Notes will be issued, unless the issuer otherwise determines, in which event O2 Shareholders who have validly accepted the Offer and elected for the Loan Note Alternative will receive cash in accordance with the basic terms of the Offer.

Elections for the Loan Note Alternative will be conditional, amongst other things, on the Offer becoming or being declared unconditional in all respects.

Full details of the Loan Notes will be set out in the formal Offer Documentation.

3. Terms and Conditions of the Offer

The O2 Shares will be acquired by the offeror fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter, except for the interim dividend of 1.54 pence which is expected to be paid on 2 December 2005 to the registered holders of O2 Shares at the close of business on 11 November 2005. The conditions and certain further terms of the Offer are set out or referred to in Appendix 1.

4. Irrevocable Undertakings

Telefónica has received irrevocable undertakings to accept the Offer from the Directors of O2 in respect of 2,820,573 O2 Shares representing in aggregate approximately 0.032 per cent. of the issued share capital of O2.

The irrevocable undertakings given by the Directors of O2 will remain binding if a higher competing offer is made for O2.

5. Background to and reasons for the Offer

Telefónica believes that the Offer will create significant value for its shareholders by delivering a combination with an attractive growth profile relative to its peers in the telecommunications sector, enhanced scale and a portfolio balanced across businesses and regions.

Telefónica has developed a leading position in Spain in both mobile telephony and fixed line, has exposure to the higher growth markets with a leading position in Latin America and has demonstrated a consistent focus on cash returns to shareholders through dividend payments and share buybacks. Telefónica believes that the Offer is a logical step in pursuing this strategy of delivering value to Telefónica shareholders through a combination of growth and cash returns.

Accelerates Telefónica´s growth profile

Telefónica believes that, following the Offer, its superior growth profile relative to its peers will be further enhanced. O2 has historically achieved higher growth rates relative to other mobile operators in the markets in which it is present and is expected to continue to do so. Additionally, with a mobile subscriber base of 116 million subscribers on a pro forma basis following the Offer (including O2 as at June 2005), Telefónica´s exposure to the faster growing mobile sector is expected to be greater than its peers.

Realises benefits of scale

Telefónica believes that scale is increasingly important in the telecommunications sector to enable operators to improve the service provided to its customers. In addition, benefits in areas such as purchasing, network optimisation and access to content services provide further scope for operational efficiencies. O2, which as at 30 June 2005 had 24.6 million customers, will significantly expand Telefónica´s mobile footprint by providing entry into Europe´s two largest mobile markets, the UK and Germany, with well–established operations that have achieved critical mass within those markets. This enhanced scale will provide benefits to both O2´s and Telefónica´s existing European operations.

Telefónica´s recent acquisitions of the BellSouth Latin America assets and Cesky Telecom demonstrate Telefónica´s success in achieving meaningful scale–driven benefits in areas such as handset purchasing, unified logistic processes, roll–out of products and services into new geographies. Telefónica expects to exceed the synergies announced for the BellSouth Latin America acquisition by approximately 50 per cent.

Balances portfolio across businesses and regions

The combination with O2 enhances Telefónica´s growth prospects through increased exposure to the mobile sector and through greater geographical diversity. On a standalone basis, analysts´ expect Telefónica, during the period 2005 to 2008, to generate over half its EBITDA from its fixed line operations and approximately two thirds of its EBITDA from Spain. Based on analysts´ forecasts for Telefónica and O2, on a pro forma basis following the Offer, over half of Telefónica´s EBITDA is expected to be generated from the faster growing mobile business and the majority of its EBITDA from outside Spain.

Building on a successful platform

O2 has been successful in commercial and product development as well as brand innovation. In addition, O2 has demonstrated an excellent track record of delivery with strong service revenue and EBITDA growth in the UK, critical mass and market leading ARPU in Germany with significant potential for further revenue growth and a highly cash generative business in Ireland. In addition, its digital emergency services communications network, Airwave, has grown significantly over the last two years and is expected to benefit from additional revenue generating contracts. Telefónica is looking forward to the ongoing involvement of O2’s management team, which will continue to lead O2 and is committed to developing O2. O2 will remain a UK–based entity.

Significant synergies

The combination of O2 and Telefónica is expected to generate substantial synergies. Telefónica expects to achieve these benefits in areas such as network cost efficiencies, handset and equipment purchasing and other cost savings. Telefónica has calculated that the combination is expected to generate annual savings of EUR 293 million (£199 million) by 2008, comprising EUR 186 million (£127 million) of pre–tax operating cost savings and EUR 107 million (£73 million) of capital expenditure savings. Telefónica estimates that the net present value of these quantified synergies will be EUR 3.3 billion (£2.2 billion). Additionally, Telefónica expects to benefit from O2´s existing net operating losses, which Telefónica estimates as having net present value of EUR 1.4 billion (£950 million). Telefónica expects that the one–off pre–tax cost of achieving these synergies is EUR 39 million (£27 million)2.

Telefónica has also identified but not quantified a number of areas where further synergies could also be achieved including incremental benefits from IT, product and software development, content purchasing, advertising, corporate solutions development, content services development, new services and roaming. Additionally, Telefónica has not taken into account any potential benefits from tax deductible goodwill amortisation.

Financial impact on Telefónica

The Offer is expected to be immediately accretive to earnings per share, cash earnings per share and free cash flow per share for Telefónica 3. Telefónica´s ratio of net debt to EBITDA is expected to increase as a result of this transaction and Telefónica is currently in discussions with the rating agencies in relation to the Offer. Telefónica has structured the financing for the Offer to achieve a single A– rating or no more than one notch below. Telefónica confirms that it will continue its ongoing share buyback programme and it reaffirms its current dividend policy. Telefónica is not contemplating an issue of equity as a consequence of the Offer.

6. O2 Management and Brand

The O2 Group will continue to be based and to operate from within the UK. Further, the powerful and successful O2 brand will be maintained.

7. Information on O2

O2 has one hundred per cent. ownership of mobile network operators in three countries: the UK, Germany and Ireland – as well as a leading mobile internet portal business. All of these businesses are branded as ’O2’. O2 also has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave, an advanced, digital emergency communication service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively. O2 recently launched the i–mode mobile internet service in the UK and Ireland, and will introduce a similar service in Germany in 2006.

O2 has around 25 million customers and some 15,000 employees. For the year ended 31 March 2005 it reported revenues of £6.683 billion, EBITDA of £1.768 billion and net assets of £10.281 billion.

2 These estimated benefits, cost savings and costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the benefits and savings may not be achieved, or those achieved could be materially different from those estimated.

3 This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Telefónica's future earnings per share will necessarily match or exceed the historical published earnings per share of Telefónica or O2.

8. Information on Telefónica

Telefónica is one of the leading companies in the telecommunications sector globally, with a presence in Europe, Africa and Latin America. As at June 2005, Telefónica had 145 million customers of which approximately 72 per cent. were outside Spain. Telefónica is listed on a number of stock exchanges, including the Madrid, New York, London, Frankfurt, Paris, Tokyo and Buenos Aires stock exchanges and, as at 28 October 2005, the last dealing day before this announcement, Telefónica had a market capitalisation of EUR 67.0 billion (£45.6 billion).

In Spain, Telefónica has over 80 years´ experience of telecommunications, with over 16 million fixed lines and close to 5 million data and internet access lines and, as at June 2005, more than 19 million mobile customers.

Telefónica has had a presence in Latin America for over 15 years, with cumulative investments in infrastructure and acquisitions of over EUR 70 billion for the period from 1990 to 2004. Telefónica is a leading operator in Brazil, Argentina, Chile and Peru and it has substantial operations in Colombia, Ecuador, El Salvador, Guatemala, Mexico, Nicaragua, Panama, Puerto Rico, Uruguay and Venezuela as at June 2005. It is a leading operator in the region, and as at December 2004 it had 22.8 million fixed lines, and over 56.5 million cellular customers, in addition to offering data and internet access as well as integral communications solutions for businesses.

As at 31 December 2004, Telefónica had over 173,000 employees, of which 34 per cent. were located in Spain and 62 per cent. in Latin America. The largest number of employees by country are in Spain (nearly 60,000) and Brazil (over 51,000), followed by Argentina (over 15,000), and Peru and Chile (with over 10,000 each).

For the year ended 31 December 2004, Telefónica reported revenues of EUR 30.3 billion, EBITDA of EUR 13.2 billion and earnings per share of EUR 0.581 per Telefónica share. As at 31 December 2004, Telefónica reported shareholders equity of EUR 16.2 billion.

9. Financing the Offer

Telefónica has obtained committed financing, arranged by Citigroup, Goldman Sachs International and the Royal Bank of Scotland, sufficient to enable Telefónica to satisfy in full the cash consideration payable to O2 Shareholders and otherwise to fulfil its commitments under the terms of the Offer. Further information on the financing of the Offer will be set out in the Offer Document.

10. Management and Employees

The board of Directors of Telefónica has confirmed that the existing employment rights, including pension rights, of the management and employees of the members of the O2 Group will be fully safeguarded.

The board of Directors of Telefónica will procure, as soon as practicable following the date the Offer becomes or is declared wholly unconditional the appointment of (a) two persons nominated by O2, as members of the board of Directors of Telefónica, one of whom will also be appointed to the executive committee of the Board of Directors of Telefónica and will be part of Telefónica’s management committee, and (b) one person, nominated by O2, as a member of the Board of Directors of Telefónica Moviles SA.

O2 has decided to nominate Sir David Arculus and Peter Erskine to the board of Telefónica, with Peter Erskine also to be nominated to the Telefónica executive committee and management committee. Rudolf Groeger will be nominated to the board of Telefónica Moviles S.A.

11. O2 Share Option Schemes

The Offer (but not necessarily the Loan Note Alternative) will extend to any O2 Shares unconditionally allotted or issued whilst the Offer remains open for acceptance pursuant to the exercise of options under the O2 Share Option Schemes or any O2 Shares which vest pursuant to the O2 Share Option Schemes.

To the extent that options under the O2 Share Option Schemes are not so exercised, and if the Offer becomes or is declared unconditional in all respects, Telefónica will make appropriate proposals to option holders in due course.

12. Framework Agreement

Telefónica has entered into a framework agreement with O2 under which O2 has undertaken amongst other things to pay Telefónica one per cent. of the value of the Offer calculated on a fully diluted basis in accordance with the City Code if following this announcement but before the Offer lapses or is withdrawn any competing offer is announced and the Offer subsequently lapses or is withdrawn and such competing offer becomes or is declared wholly unconditional (or, if it is implemented as a Scheme of Arrangement, becomes effective). The framework agreement also contains provisions governing the conduct of the transaction and of the parties.

13. Recommendation

The Directors of O2, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Directors of O2, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the Directors of O2. Accordingly, the Directors of O2 unanimously intend to recommend holders of O2 Shares to accept the Offer as they have irrevocably undertaken so to do in respect of their own aggregate beneficial shareholdings. Merrill Lynch is deemed to be a connected party to Telefónica. As a result, only JPMorgan Cazenove is acting as the independent financial advisor to O2 for the purposes of providing independent advice to the Board of O2 on the Offer under Rule 3 of the City Code.

14. De–listing and compulsory acquisition

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances are received, Telefónica intends to procure that O2 will make an application to de–list the O2 Shares from the Official List and to cancel trading of O2 Shares on the London Stock Exchange’s market for listed securities.

It is anticipated that cancellation of listing on the Official List and admission to trading on the London Stock Exchange will take effect no earlier than 20 business days after Telefónica has acquired or agreed to acquire 75 per cent. of the voting rights attaching to the O2 Shares. De–listing would significantly reduce the liquidity and marketability of any O2 Shares not assented to the Offer at that time.

If the offeror receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the O2 Shares to which the Offer relates, the offeror will exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining O2 Shares in respect of which the Offer has not been accepted.

It is also intended that, following the Offer becoming or being declared unconditional, O2 will be re–registered as a private company under the relevant provisions of the Companies Act.

In accordance with Rule 2.10 of the City Code, as at the close of business on 30 October 2005, the issued share capital of O2 comprised 8,766,496,589 ordinary shares of 0.1 pence each. In addition, as at 30 September 2005, the most recent date for which information is available, options to subscribe for and awards to acquire a total of 142,289,639 ordinary shares of 0.1 pence each remained outstanding. No further share awards have been made or options granted since this date. The International Securities Identification Number for O2 Shares is GB00B05KYV34.

15. General

It is expected that the Offer Documentation, which will include a letter of recommendation from the Chairman of O2, will be despatched to O2 Shareholders by Telefónica in November 2005. The Offer is expected to close in January 2006.

The Offer will be on the terms and subject to the conditions set out herein and in Appendix I and to be set out in the Offer Documentation.

The Offer will be governed by English law and will be subject to the jurisdiction of the English courts.

The acquisition will be implemented by way of the Offer unless Telefónica elects to have it implemented by way of a Scheme of Arrangement.

Save as set out above neither Telefónica, nor any of its directors, nor, so far as Telefónica is aware, any person deemed to be acting in concert with it, owns or controls any O2 Shares or has any option to acquire any O2 Shares or any rights to subscribe for or purchase the same, or has entered into any derivative referenced to securities of O2 which remains outstanding. In view of the requirement for confidentiality, Telefónica has not made any enquiries in respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purposes of the Offer.

Appendix 2 contains definitions of certain terms used in this announcement. Details of the sources and bases of certain information set out in this announcement are included in Appendix 3.

This announcement does not constitute an offer or an invitation to purchase any O2 Shares. Any response to the Offer should be made only on the basis of the information contained in the Offer Documentation.

Enquiries:
Telefónica	Tel: +34 91 584 4700
Investor Relations Office	Fax: +34 91 531 9975

Citigroup Global Markets Limited	Tel: +44 (0)20 7986 4000
Mark Simonian
William Kennish
Matthew Smith

Goldman Sachs International – Madrid	Tel: +34 91 700 6000
David Jimenez–Blanco
Juande Gomez–Villalba

Goldman Sachs International – London	Tel: +44 (0)20 7774 1000
Luca Ferrari
Nick Reid
Phil Raper (Corporate Broking)

Hudson Sandler	Tel: +44 (0)20 7796 4133
Andrew Hayes	Fax: +44 (0)20 7796 3480
Sandrine Gallien

O2
Richard Poston, Director Corporate Affairs	Tel: +44 (0)1752 628 039
David Nicholas	Tel: +44 (0)7715 759176
David Boyd	Tel: +44 (0)1753 628 230
John Crosse	Tel: +44 (0)1753 628 198

JPMorgan Cazenove	Tel: +44 (0)20 7588 2828
Charles Harman
Edward Banks
David Harvey–Evers

Merrill Lynch	Tel: +44 (0)20 7628 1000
Philip Yates
Richard Taylor
Mark Astaire (Corporate Broking)

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Telefónica and no one else in connection with the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Telefónica for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Telefónica and no one else in connection with the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Telefónica for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for O2 and no one else in connection with the matters described in this announcement and is not advising any other person and will not be responsible to any person other than O2 for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the matters described in this announcement.

Merrill Lynch is acting exclusively for O2 and no one else in connection with the matters described in this announcement and is not advising any other person and will not be responsible to any person other than O2 for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the matters described in this announcement

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of any securities exchange of, the United States, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, neither this announcement nor the Offer Documentation is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. All O2 Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Offer Documentation to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The Offer will only be capable of acceptance by persons outside the United States. Offering materials with respect to this Offer will not be, and may not be, distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States. Any tenders received from persons resident in the United States or with United States mailing addresses will be rejected.

The Loan Notes have not been and will not be registered under the United States Securities Act of 1933, as amended or under the securities laws of any state of the United States and are not and will not be registered under the securities laws of any other country. Therefore, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in the United States. Holders of O2 Shares in the United States, Canada, Australia or Japan or any other overseas jurisdiction in respect of which the issue of Loan Notes to them would be unlawful will not be entitled to elect to receive Loan Notes.

Any person who, acting alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of O2, owns or controls or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of O2 is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the offer period to the date on which the Offer becomes or is declared unconditional in all respects or lapses or is otherwise withdrawn (or if implemented by way of a scheme of arrangement to the date of the relevant Court Meeting or the date on which the scheme is withdrawn). Dealings by Telefónica or O2 or by their respective ’associates’ (as defined in the City Code) in any class of securities of O2 until the end of such offer period must also be disclosed. If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel´s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +4420 7638 0129; fax +4420 7236 7013. The above provisions reflect the disclosure requirements as at the date of this announcement. Revised disclosure requirements will apply with effect from 7 November 2005 which will require the public disclosure of dealing by persons interested in one per cent. or more of any class of relevant securities in O2. If in any doubt about the effect of the changes you should visit the Panel´s website for further details of the revised disclosure requirements.

This announcement contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to Telefónica. The forward–looking statements in this announcement can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward–looking nature of discussions of strategy, plans or intentions.

Such forward–looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

APPENDIX 1

Conditions and certain further terms of the Offer

1. Conditions

The Offer, which will be made by Goldman Sachs International and Citigroup on behalf of Telefónica (or a wholly–owned subsidiary of Telefónica), will be subject to the following conditions:

  valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 pm on the first closing date of the Offer (or such later time(s) and/or date(s) as the offeror may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as the offeror may decide) in nominal value of O2 Shares to which the Offer relates, provided that this condition will not be satisfied unless the offeror (and/or any of its wholly–owned subsidiaries) shall have acquired, or agreed to acquire, whether pursuant to the Offer or otherwise, and whether directly or indirectly, O2 Shares carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at general meetings of O2.

  For the purposes of this condition:

      O2 Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon being entered in the register of members of O2; and

      the expression "O2 Shares to which the Offer relates" means (i) O2 Shares unconditionally allotted or issued on or before the date the Offer is made and (ii) O2 Shares unconditionally allotted or issued after that date but before the time at which the Offer ceases to be open for acceptance (or such earlier date, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer, as Telefónica may, subject to the City Code, decide) but excluding any issued O2 Shares which are held in treasury, except to the extent that they are transferred out of treasury whilst the Offer remains open for acceptance and any O2 Shares which, on the date the Offer is made, are held or (otherwise than under such a contract as is described in s.428(5) Companies Act 1985) contracted to be acquired by Telefónica and/or its associates (within the meaning of s.430E Companies Act 1985);

  to the extent that the acquisition of all the O2 Shares by Telefónica constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "ECMR"):

      the Commission of the European Communities (the "European Commission") adopting a decision under Article 6(1)(b) of the ECMR in terms satisfactory to Telefónica declaring such acquisition to be compatible with the common market; or

      such acquisition being deemed to have been declared compatible with the common market pursuant to Article 10(6) of the ECMR; or

      in the event that a request is made under Article 9(2) of the ECMR by a European Union state, the European Commission indicating, in terms satisfactory to Telefónica, that it does not intend to refer such acquisition or any aspect of it to the competent authorities of such state in accordance with Article 9 of the ECMR and no such referral being deemed to have been made pursuant to Article 9(5) of the ECMR;

  the receipt of evidence in a form and substance satisfactory to Telefónica that, if required, all filings have been made and all the waiting periods relating to the Offer have expired or been terminated pursuant to the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (as amended);

  the waiting period under any other applicable anti–trust or competition laws of any other affected jurisdictions expiring, and all related consents, licences, registrations, or declarations of, or filings with, any competent authority in any such jurisdictions required to be obtained or made prior to the implementation of such acquisition having been obtained or made on a basis satisfactory to Telefónica;

  no government or governmental or quasi–governmental authority (whether supranational, national, regional, local or otherwise) or statutory or regulatory or investigative body or other authority (including any anti–trust or merger control authority), court, tribunal, arbitrary body, trade agency, association, institution or professional or environmental body or (without prejudice to the generality of all the foregoing) any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order, decision or judgment, or taken any other steps which would or might reasonably be expected to:

      make the Offer, or its implementation, or the proposed acquisition of any O2 Shares by Telefónica or any of its subsidiaries, subsidiary undertakings, associated undertakings or any joint venture, partnership, firm or company in which any of them has a substantial interest (together, the "Wider Telefónica Group") or the subscription by, or allotment to, any member of the Wider Telefónica Group of O2 Shares or any matter arising therefrom or relating thereto, void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, prohibit, restrict or delay the Offer, its implementation or such proposed acquisition by any member of the Wider Telefónica Group or any matter arising therefrom or relating thereto or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

      result in a delay in the ability of any member of the Wider Telefónica Group, or render any member of the Wider Telefónica Group unable, to acquire all or some of the O2 Shares or other securities in O2 or require, prevent or delay a divestiture by any member of the Wider Telefónica Group of any such shares or securities;

      require, prevent or delay the divestiture or surrender by Telefónica or any member of the Wider Telefónica Group or by O2 or any of its respective subsidiaries, subsidiary undertakings, associated undertakings or any joint venture, partnership, firm or company in which any of them has a substantial interest (together, the "Wider O2 Group") of all or any material portion of their respective businesses, assets or properties; or of any consent, licence, permission or approval necessary to carry on their respective businesses or which would or might impose any material limitation on the ability of any of them to conduct all or any material portion of their respective businesses or own all or any material portion of their respective assets or properties;

      impose any material limitation on the ability of Telefónica or any other member of the Wider Telefónica Group or of the Wider O2 Group to acquire, or to hold or exercise effectively, directly or indirectly, any rights of ownership in respect of shares or other securities (or the equivalent) in any member of the Wider O2 Group or to exercise management control over O2 or any other member of the O2 Group;

      otherwise materially adversely affect the business or profits of any member of the Wider Telefónica Group or of the Wider O2 Group, the effect of which is material in the context of the Offer;

      except pursuant to Part XIII A of the Companies Act, require any member of the Wider Telefónica Group or any member of the Wider O2 Group to acquire, or offer to acquire, any O2 Shares or other securities (or the equivalent) in any member of the Wider O2 Group owned by any third party;

      result in any member of the Wider O2 Group ceasing to be able to carry on business under the name which it presently does so; or

      result in any member of the Wider Telefónica Group having to dispose of any shares or other securities (or the equivalent) in any member of the Wider O2 Group or the Wider Telefónica Group, the effect of which is material in the context of the Offer.

  and all applicable waiting and other time periods during which any Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated;

  all necessary filings and applications in connection with the Offer or its implementation having been made, all appropriate waiting periods (including extensions thereof) in respect of the Offer or its implementation under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary or reasonably considered necessary or appropriate for or in respect of the Offer and the proposed acquisition of any O2 Shares or other securities in, or control of, O2 by the Wider Telefónica Group, or which are necessary for any member of the Wider O2 Group to carry on its business, having been obtained in terms and in a form satisfactory to Telefónica from all appropriate Relevant Authorities or other bodies with whom any member of the Wider Telefónica Group or the Wider O2 Group has entered into contractual arrangements in each case where the absence of such authorisation is material in the context of the Offer and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and all appropriate waiting periods (including extensions thereof) under any applicable legislation and regulations of any jurisdiction having expired, lapsed or been terminated and no intimation or notice of an intention to revoke or not to renew any of the same having been received, and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any relevant jurisdiction having been complied with;

  since 31 March 2005 and except as disclosed in O2´s annual report and accounts for the year then ended or as publicly announced by O2 prior to 31 October 2005 (by the delivery of an announcement to a Regulatory Information Service) (such information being "publicly announced") or as can reasonably be demonstrated to have been fairly disclosed to Telefónica prior to 31 October 2005 by or on behalf of O2 in the course of negotiations, there being no provision of any material arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider O2 Group is a party or by or to which any such member or any of their assets is or are or may be bound, entitled or subject or any circumstance which, as a consequence of the making of the Offer or the acquisition or proposed acquisition by any member of the Wider Telefónica Group of some or all of the share capital or other securities in O2 or because of change in control or management of O2 or otherwise, could or might reasonably be expected to result in, in any case to an extent which is or would be material in the context of the O2 Group taken as a whole:

      any monies borrowed by or other indebtedness (actual or contingent) of any member of the Wider O2 Group which is not already repayable on demand being or becoming repayable or being capable of being declared repayable immediately or prior to the stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

      the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider O2 Group or any such security (whenever arising or having arisen) becoming enforceable;

      any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests or business of any member of the Wider O2 Group under any such arrangement, agreement, licence, permit franchise or other instrument, being terminated or adversely modified or adversely affected or any material action being taken or any material obligation arising thereunder;

      otherwise than in the ordinary course of business, any assets or interest of any member of the Wider O2 Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

      the interest or business of any member of the Wider Telefónica Group or the Wider O2 Group in or with any person, firm, company or body (or any arrangements relating to such interest or business) being terminated or adversely modified or affected;

      any member of the Wider O2 Group ceasing to be able to carry on business under any name under which it presently does so; or

      the value of, or the financial or trading position or prospects of, any member of the Wider O2 Group being prejudiced or adversely affected;

  no member of the Wider O2 Group having since 31 March 2005 (except as disclosed in the annual report and accounts of O2 for the year then ended) and unless publicly announced or as can otherwise reasonably be demonstrated to have been fairly disclosed to Telefónica prior to 31 October 2005 by or on behalf of O2 in the course of negotiations:

      issued, agreed or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between O2 and its wholly owned subsidiaries and save for shares issued or options or other subscription rights granted under the O2 Share Option Schemes);

      recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than the interim dividend 1.54 pence per O2 Share or to O2 or a wholly–owned subsidiary of O2;

      other than a transaction between O2 and a wholly–owned subsidiary of O2 or between such wholly–owned subsidiaries merged with any body corporate or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments), or authorised, proposed or announced any intention to propose any merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

      except as between O2 and its wholly–owned subsidiaries or between such wholly–owned subsidiaries issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability which in any case is material in the context of the O2 Group taken as a whole;

      purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or redeemed or reduced or made any other change to any part of its share capital to an extent which (other than in the case of O2) is material in the context of the O2 Group taken as a whole;

      entered into, or varied, or authorised, proposed or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long–term, onerous or unusual nature or magnitude, or which involves or is reasonably likely to involve an obligation of such nature or magnitude and which in any case is material in the context of the O2 Group taken as a whole;

      except as between O2 and its wholly–owned subsidiaries or between such wholly–owned subsidiaries implemented, authorised, proposed or announced its intention to implement or enter into any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement otherwise than in the ordinary course of business;

      entered into or made an offer (which remains open for acceptance) to enter into or vary the terms of any service agreement or any other agreement or arrangement with any directors or senior executives or any connected person of any such person (within the meaning of s.346 Companies Act 1985);

      waived or compromised any claim other than in the ordinary course of business which is material in the context of the O2 Group taken as a whole;

      been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally;

      except as between O2 and its wholly–owned subsidiaries or between such wholly–owned subsidiaries made or authorised or proposed or announced an intention to propose any change in its share or loan capital;

      entered into any contract, transaction or arrangement which is or is reasonably likely to be restrictive on the business of any member of the Wider Telefónica Group or the Wider O2 Group and which is material in the context of the O2 Group taken as a whole;

      (save for O2) made any alteration to its Memorandum or Articles of Association or other incorporation documents which is material in the context of the Offer; or

      entered into or made an offer (which remains open for acceptance) to enter into an agreement or commitment or passed any resolution or announced or made any proposal with respect to any of the transactions or events referred to in this sub–paragraph (H);

  save as publicly announced prior to 31 October 2005 or as can otherwise reasonably be demonstrated to have been fairly disclosed to Telefónica prior to such date by or on behalf of O2 in the course of negotiations, since 31 March 2005:

      there having been no adverse change, and no other circumstance having arisen which would or might be likely to result in any adverse change, in the business, assets, financial or trading position or profits or prospects of any member of the Wider O2 Group which in any case is material in the context of the O2 Group taken as a whole;

      there not having been instituted or remaining outstanding any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider O2 Group is a party (whether as claimant or defendant or otherwise) and no such proceedings having been announced or threatened against any such member and no investigation by any government or governmental, quasi–governmental, supranational, statutory, regulatory or investigative body, authority or court (including, other than as a result of the Offer, any anti–trust or merger control authority) against or in respect of any such member or the business carried on by any such member having been threatened in writing, announced, instituted or remaining outstanding by, against or in respect of any such member which, in any case is material in the context of the O2 Group taken as a whole;

      there having been no receiver, administrative receiver or other encumbrancer appointed over any of the assets of any member of the Wider O2 Group or any analogous proceedings or steps having taken place under the laws of any jurisdiction and there having been no petition presented or resolution passed for the administration of any member of the Wider O2 Group or any analogous proceedings or steps taken place under the laws of any jurisdiction; and

      no contingent or other liability having arisen, become apparent or having been incurred which would or might reasonably be expected adversely to affect any member of the Wider O2 Group and which, in any case, is material in the context of the O2 Group taken as a whole;

  Telefónica not having discovered prior to the date when the Offer would otherwise become unconditional that:

      any financial, business or other information concerning O2 or the Wider O2 Group publicly disclosed at any time is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which was not corrected prior to 31 October 2005 by being publicly disclosed or fully and fairly disclosed in writing to Telefónica by or on behalf of O2 prior to such date; or

      any member of the Wider O2 Group is subject to any liability, contingent or otherwise, existing at 31 March 2005, which is not disclosed or reflected in the audited accounts of O2 for the financial year ended on that date and which in any case, is material in the context of the O2 Group taken as a whole; and

  Telefónica not having discovered other than as publicly disclosed prior to 31 October 2005 or otherwise fully and fairly disclosed in writing to Telefónica by or on behalf of O2 prior to such date, by or on behalf of O2 in the course of negotiations prior to the date when the Offer would otherwise become unconditional that:

      any member of the Wider O2 Group has not complied with all applicable legislation and regulations of any jurisdiction, with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, discharge, spillage, leak, or emission (whether or not the same constituted a non–compliance by any person with any such legislation or regulations and wherever the same may have taken place) from any land or other asset now or previously owned, occupied or made use of by any past or present member of the Wider O2 Group which would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider O2 Group and which, in any case is material in the context of the O2 Group taken as a whole;

      there is, or is reasonably expected to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider O2 Group or in which any such member may now or previously had an interest under any environmental legislation, regulation, notice, circular or order of any Relevant Authority or third party or otherwise which is material in the context of the O2 Group taken as a whole; or

      circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any member of the Wider O2 Group which claim or claims would be likely materially and adversely to affect any member of the Wider O2 Group which is or would be material in the context of the O2 Group taken as a whole.

Subject to the requirements of the Panel, Telefónica reserves the right to waive, in whole or in part, all or any of conditions (B) to (K) inclusive. If Telefónica is required by the Panel to make an offer for O2 Shares under the provisions of Rule 9 of the City Code, Telefónica may make such alterations to the above conditions, including condition (A), as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or, following a referral by the European Commission under Article 9 of such Regulation, the proposed acquisition of O2 by Telefónica, or any matter arising therefrom, is referred to the UK Competition Commission in either case before 3.00 pm on the first closing date of the Offer or the time and date when the Offer becomes declared unconditional as to acceptances, whichever is the later.

Conditions (B) to (K) inclusive must be fulfilled, determined by Telefónica to be or remain satisfied or (if capable of waiver) be waived by midnight on the twenty–first day after the later of the first closing date of the Offer and the date on which condition (A) is fulfilled (or in each case such later date as Telefónica may, with the consent of the Panel, decide) failing which the Offer will lapse. Telefónica shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (B) to (K) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, not circumstances indicating that any condition may not be capable of fulfilment.

If the Offer lapses it will cease to be capable of further acceptance. O2 Shareholders who have accepted the Offer and Telefónica shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

2. Certain further terms of the Offer

The Offer will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephonically or electronically) or interstate or foreign commerce of, or any facilities of any securities exchange of, the United States, Canada, Australia or Japan and will not be acceptable by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan.

The Offer will be capable of acceptance only by persons outside the United States. Offering materials with respect to this Offer will not be, and may not be, distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States. Any tenders received from persons resident in the United States or with United States mailing addresses will be rejected.

The Loan Notes have not been and will not be registered under the United States Securities Act of 1933, as amended or under the securities laws of any state of the United States and are not and will not be registered under the securities laws of any other country. Therefore, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in the United States. O2 Shareholders in the United States, Canada, Australia or Japan or certain other overseas jurisdictions, including those, in respect of which the issue of Loan Notes to them would be unlawful.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The acquisition contemplated by this announcement will be governed by English law and be subject to the jurisdiction of the English Courts and to the terms and conditions set out in this announcement and in the Offer Documentation.

Telefónica reserves the right to implement the acquisition of O2 Shares contemplated by the Offer by way of a Scheme of Arrangement under section 425 of the Companies Act. In such event, the Scheme of Arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, condition (A) will not apply and the Scheme of Arrangement will become subject to the following further conditions which are not intended to be capable of waiver:

(i) approval of the Scheme of Arrangement at the Court Meeting by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, of the holders of the O2 Shares (or the relevant class or classes thereof);

(ii) the resolution(s) required to approve and implement the Scheme or Arrangement and to be set out in the notice of Scheme Extraordinary General Meeting to the holders of O2 Shares being passed by the requisite majority at such Scheme Extraordinary General Meeting; and

(iii) sanction of the Scheme of Arrangement and confirmation of the reduction of capital involved therein by the Court (in both cases with or without modifications on terms reasonably acceptable to Telefónica) and an office copy of the orders of the Court sanctioning the Scheme of Arrangement and confirming the cancellation of share capital which forms part of it being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

APPENDIX 2

Definitions

The following definitions apply throughout this announcement, unless the context requires otherwise:
"Act" or "Companies Act"	the Companies Act 1985, as amended
"ARPU"	means average revenue per user
"Citigroup"	Citigroup Global Markets Limited
"City Code"	the City Code on Takeovers and Mergers
"Court"	the High Court of Justice in England and Wales
"Court Meeting"

any meeting or meetings of the holders of O2 Shares (or different classes thereof) as may be convened pursuant to an order of the Court under section 425 of the Companies Act for the purpose of considering and, if thought fit, approving a Scheme of Arrangement (with or without amendment) in the event the acquisition of O2 Shares is elected by Telefónica to be implemented by a Scheme of Arrangement

"Director"	an executive or non–executive director of O2 or Telefónica as the case may be
"EBITDA"	earnings before interest, tax, depreciation and amortisation
"Form of Acceptance"	the form of acceptance, election and authority to be distributed with the Offer Document
"FSMA"	the Financial Services and Markets Act 2000, as amended
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	the Listing Rules of the UK Listing Authority as amended from time to time
"Loan Note Alternative"

the alternative under which holders of O2 Shares (other than certain Overseas Shareholders) who validly accept the Offer may, while the loan note alternative remains open for acceptance, elect to receive Loan Notes in lieu of cash consideration to which they would otherwise have been entitled under the Offer

"Loan Notes"	the loan notes to be issued pursuant to the Loan Note Alternative by Telefónica or a wholly–owned subsidiary of Telefónica
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"Offer"

the proposed recommended offer to be made by Goldman Sachs International and Citigroup, on behalf of Telefónica (or a wholly owned subsidiary of Telefónica) on the terms and subject to the conditions to be set out in the Offer Document, to acquire the entire issued and to be issued share capital of O2 and, where the context admits, any subsequent revision, variation, extension or renewal thereof

"Offer Document"

the document containing the terms and conditions of the Offer and where appropriate, any other document(s) containing terms and conditions of the Offer proposed to be sent to O2 Shareholders containing, inter alia, details of the Offer

"Offer Documentation"	the Offer Document and the Form of Acceptance
"Official List"	the Official List of the UK Listing Authority
"O2"	O2 plc
"O2 Group"	O2 and its subsidiary undertakings
"O2 Share Option Schemes"

the O2 Share Ownership Plan, the O2 Success Sharing Share Scheme (also known as "S4"), the O2 Sharesave Plan, the O2 Sharesave Sub Plan for Irish Employees, the O2 International Sharesave Plan, the O2 Legacy Option Plan, the O2 Deferred Equity Incentive Plan, the O2 Performance Share Plan, the O2 Restricted Share Plan, the O2 Share Option Plan and the O2 deferred bonus arrangements

"O2 Shares" or "Shares"

ordinary shares of 0.1 pence each in O2 in issue on the date hereof and any such further shares which are unconditionally allotted or issued after the date hereof and before the date on which the Offer closes pursuant to the exercise of options under the O2 Share Option Schemes or otherwise

"O2 Shareholders"	holders of O2 Shares
"Overseas Shareholders"	holders of O2 Shares resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of other countries
"Panel"	The Panel on Takeovers and Mergers
"Regulatory Information Service"	any of services set out in Schedule 12 to the Listing Rules published by the Financial Services Authority
"Scheme of Arrangement"

the potential acquisition of O2 Shares by the offeror by way of a scheme of arrangement under section 425 of the Companies Act in accordance with this announcement in the event that Telefónica elects to implement the acquisition of O2 Shares by way of a scheme of arrangement

"Scheme Extraordinary General Meeting"	any extraordinary general meeting of O2 convened in connection with the Scheme of Arrangement, including any adjournment thereof
"substantial interest"	a direct or indirect interest in 20 per cent. or more of the equity or voting share capital or the equivalent
"Telefónica"	Telefónica S.A.
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).

APPENDIX 3

Sources and bases of information

  The value placed by the Offer on the existing issued share capital of O2 is based on 8,766 million O2 Shares in issue on 28 October 2005, being the last dealing day prior to the date of this announcement. In addition, 142 million O2 shares were under option at 30 September 2005 (of which approximately 2.5 million were covered by existing issued O2 Shares), and have been taken into account (net of proceeds of notional option exercise at the Offer price) in determining the to be issued share capital of O2

  The closing middle market price for an O2 Share on 28 October 2005, being the last dealing day prior to the date of this announcement, is taken from the Official List

  The market capitalisation for Telefónica is based on 4,921.1 million Telefónica shares in issue and the closing price of EUR 13.62 on 28 October 2005, being the last dealing day prior to the date of this announcement

  Unless otherwise stated, the financial information relating to Telefónica is extracted from the audited consolidated financial statements of Telefónica for the relevant year

  Unless otherwise stated, the financial information relating to O2 is extracted from the audited consolidated financial statements of O2 for the relevant year in UK GAAP

  An exchange rate of EUR/GBP 1.47 has been used throughout this announcement

  Unless otherwise stated, the comparative statements regarding Telefónica´s current and prospective financial performance relative to its peers and its market position have been arrived at from information contained in recent brokers´ research reports

  Comparative statements regarding O2´s current and prospective financial performance relative to its competitors and its market position have been arrived at from the information contained in recent brokers´ research reports:

• the above referenced research reports contain information from which a 2005–2008 compound average growth rate for the combined group for EBITDA of approximately 8 per cent. can be calculated

• the above referenced research reports contain information from which a market share of 16 per cent. for the combined group can be calculated

• the above referenced research reports contain information from which an estimated EBITDA for the combined group of approximately EUR 17.5 billion in 2005 and approximately EUR 22 billion in 2008 can be calculated

• statements regarding subscribers have been either extracted from annual reports or derived from market research reports

The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non-U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 31st, 2005	By:	/s/ Ramiro Sánchez de Lerín García– Ovies
			Name:	Ramiro Sánchez de Lerín García– Ovies
			Title:	General Secretary and Secretary to the Board of Directors